Exhibit 99.1

BROOKFIELD RENEWABLE PARTNERS L.P.

STATEMENT OF EXECUTIVE COMPENSATION

For the Fiscal Year Ended December 31, 2021

INTRODUCTION

This Statement of Executive Compensation is filed pursuant to Section 11.6 of National Instrument 51-102 – Continuous Disclosure Obligations under Canadian securities laws. Unless the context requires otherwise, capitalized terms used herein shall have the meaning given to them in Appendix A.

COMPENSATION

Our Management

Brookfield Renewable Partners L.P. (“BEP”) is managed by its general partner, Brookfield Renewable Partners Limited (the “Managing General Partner”) through a board of directors. The Managing General Partner does not have any executive officers or employees. Instead, management services are provided to BEP, Brookfield Renewable Energy L.P. (“BRELP”) and the Holding Entities by our Service Provider under the Master Services Agreement. The fees payable under the Master Services Agreement are set forth in our Annual Report under Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee”. In addition, Brookfield is entitled to receive incentive distributions from BRELP described in our Annual Report under Item 7.B “Related Party Transactions — Incentive Distributions”.

Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Provider’s obligations under our Master Services Agreement. These individuals, including the Brookfield employees identified in our Annual Report under Item 6.A “Directors and Senior Management — Our Management”, are not compensated by BEP or our Managing General Partner, instead they are and will continue to be compensated by Brookfield Asset Management.

The individuals listed below as Chief Executive Officer and Chief Financial Officer of the Service Provider performed functions similar to those of a chief executive officer and chief financial officer for BEP and the other individuals are the three next most highly paid executive officers of the Service Provider providing management services to BEP for the year ended December 31, 2021 (collectively, our “Named Executive Officers” or “NEOs”):

Connor Teskey, Chief Executive Officer of the Service Provider;

Wyatt Hartley, Chief Financial Officer of the Service Provider;

Ruth Kent, Chief Operating Officer of the Service Provider;

Jennifer Mazin, General Counsel of the Service Provider; and

F. Mitchell Davidson, Chief Executive Officer, U.S. Operations.

Under Canadian securities laws, we are required to disclose the following executive compensation information relating to the NEOs. The compensation philosophy of Brookfield, which determines the compensation of our senior management, and the compensation elements paid to them outlined below, are provided for full disclosure.

Compensation Philosophy of Brookfield

Brookfield determines the compensation of its employees and the executives and senior managers of its subsidiaries, which includes the NEOs. Brookfield has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they make and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value.

Compensation Elements Paid by Brookfield

The primary elements of total compensation paid by Brookfield to the NEOs include base salary, annual management incentive plan awards (“Cash Bonus”) and participation in long-term incentive plans.

Total annual compensation awarded to senior executives, including the NEOs, generally does not change significantly from year to year. This practice recognizes that rewarding short-term performance would not necessarily be consistent with Brookfield’s focus on long-term value creation. A significant amount of annual compensation for these executives is represented by awards pursuant to long-term incentive plans which vest over time, in order for the executives to increase their ownership interest in Class A Limited Voting Shares of Brookfield Asset Management (“BAM Class A Shares”).

Total compensation for executives who are at earlier stages in their careers also include awards pursuant to long-term incentive plans but a larger percentage of their total compensation is in the form of base salary and Cash Bonus awards in recognition of their personal needs and to be competitive within the alternative asset management industry. Changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility.

As executives progress within Brookfield, they have the opportunity to reinvest their Cash Bonus into deferred share units under the Deferred Share Unit Plan, or Restricted Shares under the Restricted Stock Plan of Brookfield, thereby enabling them to increase their ownership interests. In addition, notwithstanding the fact that regular total compensation for individuals may not change significantly year over year, management may request that Brookfield Asset Management’s Compensation Committee (the “BAM Compensation Committee”) grant additional discretionary compensation awards to executives who have taken on additional responsibilities and/or as a way to periodically recognize executives who have consistently performed at an exceptional level. These additional discretionary awards assist in retaining key employees who have the potential to add value over the long term and are typically made in the form of participation in a long-term share ownership plan.

BEP has no control over the form or amount of the compensation paid by Brookfield to the NEOs and participation in long-term incentive plans is not allocated to or payable by BEP.

Base Salaries

Base salaries of the NEOs are determined and approved by Brookfield. Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of a position has changed. Base salaries deliver the only form of fixed compensation for the NEOs and are not intended to be the most significant component of their compensation.

Cash Bonus and Long-Term Incentive Plans

Given the NEOs’ focus on long-term decision making, the impact of which is difficult to assess in the short term, Brookfield believes that a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, the Cash Bonus and compensation under long-term incentive plans are determined primarily through an evaluation of the progress made in executing Brookfield Renewable’s strategy and the performance of the business as a whole. Significant contributions to the business strategy of Brookfield are also considered.

The level of Cash Bonus and long-term incentive compensation granted to each NEO is discretionary. While no specific weight is given to the achievement of any individual objective, consideration is given to their performance and for making decisions and taking actions consistent with Brookfield’s long-term focus. These pertain, in part, to Brookfield Renewable’s performance, assessed in part by considering Funds From Operations, capital improvement programs, operational expenditures, environment, health and safety programs, growth of its portfolio, financing activities, as well as sound management and governance practices.

The goal is to align management’s interests with those of Brookfield’s shareholders. This is achieved by basing the most significant portion of management’s rewards, and therefore the opportunity for personal wealth creation, on the value of BAM Class A Shares. Executives in dedicated fund management groups may have compensation arrangements that also include a component more directly linked to the long-term performance of the fund being managed. However, the payments made under such plans are directly related to the value created for the fund’s investors which will, in turn, benefit Brookfield. The purpose of these long-term incentive plans is to reinforce the focus on long-term value creation, align the interests of executives with other shareholders of Brookfield and Brookfield Renewable and encourage management to follow a rigorous, forward-looking risk assessment process when making business decisions. These compensation arrangements are intended to ensure that we are able to attract and retain highly qualified executives and we believe that total compensation is competitive with our peers and enables us to attract new executives, while the vesting of awards encourages executives to remain with Brookfield.

Brookfield has four long-term incentive plans in which NEOs of BEP participate. They are described below in more detail:

1.

Management Share Option Plans (“MSOP”). The MSOP governs the granting to executives of options to purchase BAM Class A Shares at a fixed price. The options typically vest 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The MSOP is administered by the board of directors of Brookfield Asset Management. Options are typically granted to the NEOs in late February or early March of each year as part of the annual compensation review. The BAM Compensation Committee has a specific written mandate to review and approve executive compensation. The BAM Compensation Committee makes recommendations for approval by the board of directors of Brookfield Asset Management with respect to the proposed allocation of options to the NEOs based, in part, upon the recommendations of the Chief Executive Officer of the Service Provider.

The number of options granted to NEOs is determined based on the executive’s level of responsibilities and their success in achieving Brookfield Renewable’s objectives. Consideration is also given to the number and value of previous option awards. The exercise price is based on the volume-weighted average price of a BAM Class A Share for the five business days preceding the grant date.

2.

Deferred Share Unit Plan (“DSUP”). The DSUP provides for the issuance of deferred share units (“DSUs”) of Brookfield, the value of which are equal to the value of a BAM Class A Share. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a Cash Bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The DSUP is administered by the BAM Compensation Committee.

DSUs are granted based on the volume-weighted average price of a BAM Class A Share for the five business days preceding the grant date (the “DSU Allotment Price”). Holders of DSUs will be allotted additional DSUs as dividends are paid on BAM Class A Shares on the same basis as if the dividends were reinvested pursuant to Brookfield Asset Management’s dividend reinvestment plan. These additional DSUs are subject to the same vesting provisions as the underlying DSUs. The redemption value of DSUs will be equivalent to the market value of an equivalent number of BAM Class A Shares on the cessation of employment with Brookfield.

3.

Restricted Stock Plans. Brookfield Asset Management has a restricted stock plan (the “Restricted Stock Plan”) and an escrowed stock plan (the “Escrowed Stock Plan”). These plans were established to provide Brookfield and its executives with alternatives to Brookfield Asset Management’s existing plans which would allow executives to increase their share ownership. Restricted shares (“Restricted Shares” or “RS”) vest over a period of up to five years, with the exception of RS awarded in lieu of a Cash Bonus which vest immediately. Vested and unvested Restricted Shares must be held until the vesting date (or in certain jurisdictions, until the fifth anniversary of the award date). Holders of Restricted Shares receive dividends that are paid on the BAM Class A Shares in the form of cash, unless otherwise elected. The Restricted Stock Plan is administered by the BAM Compensation Committee.

The Escrowed Stock Plan governs the award of non-voting common shares (“Escrowed Shares”) of one or more private companies (each an “Escrowed Company”). Each Escrowed Company is capitalized with common shares and preferred shares issued to Brookfield Asset Management for cash proceeds. Each Escrowed Company uses its cash resources to directly or indirectly purchase BAM Class A Shares on the open market. Dividends paid to each Escrowed Company on the BAM Class A Shares acquired by the Escrowed Company will be used to pay dividends on the preferred shares which are held by Brookfield Asset Management. The BAM Class A Shares acquired by an Escrowed Company will not be voted.

Escrowed Shares typically vest 20% each year commencing on the date of the first anniversary of the award date and must generally be held until the fifth anniversary of the award date. Each holder may exchange Escrowed Shares for BAM Class A Shares issued from treasury of Brookfield Asset Management no more than ten years from the award date. The value of BAM Class A Shares issued to a holder on an exchange is equal to the increase in value of the BAM Class A Shares held by the applicable Escrowed Company.

The BAM Compensation Committee makes recommendations for approval by the board of directors of Brookfield Asset Management with respect to the proposed allocation of Escrowed Shares to the NEOs based, in part, upon the recommendations of the Chief Executive Officer of the Service Provider

On July 31, 2020, BEP and Brookfield Renewable Corporation (“BEPC”) completed the acquisition of TerraForm Power, Inc. (“TerraForm Power”) pursuant to which BEP and BEPC acquired all of the outstanding shares of Class A common stock of TerraForm Power (“TERP Shares”), other than the approximately 62% owned by BEP and its affiliates (the “TERP Transaction”). Pursuant to the TERP Transaction, any outstanding restricted stock unit awards (the “TERP RSUs”) granted to eligible directors, officers, employees, consultants or independent contractors (collectively, the “Participants”) of the TerraForm Power, Inc. 2018 Amended and Restated Long-Term Incentive Plan (the “TerraForm Plan”) were converted into time-based restricted stock units of BEPC (the “Legacy TERP RSUs”). BEPC assumed the TerraForm Plan only with respect to those TERP RSUs that were issued and outstanding immediately prior to the completion of the TERP Transaction. The Legacy TERP RSUs are subject to substantially the same terms and conditions as were applicable to the TERP RSUs (except that the form of payment upon vesting will be in BEPC class A exchangeable subordinate voting shares (the “exchangeable shares”)). As at December 31, 2021, 74,600 Legacy TERP RSUs were outstanding, representing less than 1% of the issued and outstanding exchangeable shares as at that date. No additional awards may be issued under the TerraForm Plan other than those in respect of currently outstanding Legacy TERP RSUs. The TerraForm Plan is administered by the board of directors of BEPC.

Legacy TERP RSUs are awards denominated in exchangeable shares that represent an unfunded and unsecured promise to deliver cash, exchangeable shares, other securities, other awards or other property upon the lapse of restrictions applicable thereto. Each Legacy TERP RSU is granted with respect to one exchangeable share or has a value equal to the fair market value of one exchangeable share. Legacy TERP RSUs are not actual exchangeable shares and do not therefore contain any voting or distribution rights or other shareholder rights, although the applicable grant agreement may provide that any ordinary distributions on the exchangeable shares underlying the Legacy TERP RSUs will be distributed to Participants in the form of distribution-equivalent payments or are deemed reinvested in additional Legacy TERP RSUs that are subject to vesting conditions, which vesting conditions may be the same as those applicable to the underlying Legacy TERP RSUs. Each Participant’s grant agreement sets forth the terms and conditions related to treatment of the Legacy TERP RSUs in the event of the Participant’s termination of continuous service. In general, except to the extent otherwise provided by the board of directors of BEPC or in the Participant’s grant agreement, Participants may not transfer Legacy TERP RSUs, except by will or the laws of descent and distribution. In response to unusual or non-recurring events, including a change of control or changes in applicable laws affecting BEPC or its affiliates, the board of directors of BEPC is authorized to make certain adjustments in the terms and conditions of Legacy TERP RSUs in its discretion. These adjustments may include: (i) providing for a substitution or assumption of Legacy TERP RSUs; (ii) accelerating the exercisability of, lapse of restrictions on, or termination of, Legacy TERP RSUs; or (iii) providing for a cash payment to the holder of a Legacy TERP RSU in consideration for the cancellation of such award.

Subject to any government regulation, the TerraForm Plan may be amended, modified or terminated by the board of directors of BEPC without the approval of BEPC’s shareholders, except where shareholder approval is required by law. No modification, amendment or termination that is materially adverse to a Participant will be effective without the consent of the affected Participant, unless required by applicable law. No termination, suspension or modification of the TerraForm Plan may materially and adversely affect any right acquired by any Participant under an award granted before the date of termination, suspension or modification, unless otherwise provided in a grant agreement or otherwise or required as a matter of law. The board of directors of BEPC may amend the TerraForm Plan in any respect deemed necessary or advisable to comply with Section 409A of the Internal Revenue Code of 1986, as amended. The board of directors of BEPC may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any Legacy TERP RSU previously granted, prospectively or retroactively; provided, however, that, unless otherwise provided in the applicable grant agreement, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely impair the rights of any Participant to any Legacy TERP RSU previously granted will not to that extent be effective without the consent of the affected Participant.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	—	—	—
Equity compensation plans not approved by securityholders	74,600	n/a	—
Total	74,600	—	—

Key Accomplishments

Listed below are key accomplishments that drove Brookfield Renewable’s business plan and influenced the Cash Bonus and long-term incentive awards received by each of the NEOs in 2021:

•

In February 2021, Brookfield Renewable, together with its institutional partners, acquired an approximate 23% interest in Polenergia S.A. (“Polenergia”), a large-scale renewables business in Poland at a cost of approximately $175 million (approximately $44 million net to Brookfield Renewable). Brookfield Renewable, together with its institutional partners and Polenergia’s current majority shareholder, collectively holds an approximate 75% interest in Polenergia. In February 2022, Brookfield Renewable, together with its institutional partners, subscribed for additional shares in Polenergia, which increased our interest in Polenergia to 32% (8% net to Brookfield Renewable).

•

In February 2021, affiliates of Brookfield Asset Management completed a secondary offering of 15 million BEPC exchangeable shares at a price of $51.50 per BEPC exchangeable share, for gross proceeds to the selling shareholders of approximately $773 million.

•

In March 2021, Brookfield Renewable, together with its institutional partners, acquired an 845 MW portfolio of wind projects in the State of Oregon for approximately $744 million (approximately $186 million net to Brookfield Renewable).

•

In March 2021, Brookfield Renewable, together with its institutional partners, acquired a distributed generation development business in the United States with 360 MWs of operating distributed generation solar projects and a 700 MW development pipeline for approximately $684 million (approximately $171 million net to Brookfield Renewable).

•

In June 2021, Brookfield Renewable, together with its institutional partners, sold its 656 MW operating and development wind portfolio in the Republic of Ireland for proceeds of $363 million ($145 million net to Brookfield Renewable).

•

In August 2021, Brookfield Renewable, together with its institutional partners, sold its 391 MW wind portfolio in the United States for total proceeds of approximately $392 million (approximately $177 million net to Brookfield Renewable).

•

In November 2021, Brookfield Renewable, together with its institutional partners, agreed to acquire a 475 MW portfolio of utility scale development assets located in the Midcontinent Independent System Operator power market in the United States. We expect to invest $135 million of equity ($35 million net to Brookfield Renewable) to bring the projects to commercial operation. The transaction is subject to customary closing conditions and is expected to close in increments in 2022 and 2023 as individual projects become ready for construction. Brookfield Renewable is expected to hold a 25% interest.

•	In December 2021, Brookfield Renewable’s subsidiary, Isagen S.A. E.S.P., acquired an approximately 150 MW hydroelectric portfolio in Colombia for approximately $425 million.

•

In December 2021, Brookfield Renewable, together with its institutional partners, entered into a framework agreement with a battery energy storage systems developer in the United Kingdom, which gives Brookfield Renewable the right, subject to certain conditions, to acquire and build up to 800 MW of battery energy storage systems and 184 MW of co-located solar photovoltaic projects over approximately five years.

•

In December 2021, a subsidiary of Brookfield Renewable signed a 40-year power purchase agreement with Hydro Quebec in respect of Brookfield Renewable’s 263 MW hydroelectric portfolio in Quebec, Canada for, among other things, (i) all energy and capacity generated by the portfolio, (ii) 50% of environmental attributes generated by the portfolio, and (iii) an annual escalation over the term of the power purchase agreement.

For further information on our 2021 accomplishments, see Item 4.A “History and Development of the Company” of our Annual Report.

Performance Graph

	December 31, 2016	2017	2018	2019	2020	2021
Brookfield Renewable Partners L.P.	100.0	116.4	100.1	181.0	322.3	274.0
S&P / TSX Composite Index Total Return	100.0	109.1	99.4	122.1	129.0	161.4

The analysis above shows the performance of our LP Units on the TSX as compared to the S&P/TSX Composite Index Total Return for the past five years. The performance of the LP Units is one of the considerations, but not a direct factor, in the determination of compensation for NEOs.

Summary of Compensation

The NEOs are all employed by Brookfield and their services are provided to us pursuant to the Master Services Agreement. BEP is not responsible for determining or paying their compensation. The following table presents the compensation for the NEOs for the period from January 1, 2021 to December 31, 2021 and for the previous two years. Mr. Teskey is remunerated in British Pounds Sterling. Mr. Hartley and Ms. Mazin are remunerated in Canadian dollars. Mr. Davidson is remunerated in U.S. dollars. Ms. Kent is remunerated in Euros. In order to provide for comparability with BEP’s financial statements, which are reported in U.S. dollars, all Canadian dollar, Euro and British Pound Sterling compensation amounts listed in the following table have been converted to U.S. dollars at the average Bloomberg mid-market exchange rates for 2021 of C$1.00 = U.S.$0.7979, EUR1.00 = U.S.$1.1828 and GBP1.00 = U.S.$1.3758, respectively, unless otherwise indicated.

Summary Compensation Table(a)
			Non-equity Incentive Plan Compensation				Escrowed Shares(d)	Options(e)
		Annual Base Salary	Annual Cash Bonus(b)	Deferred Share Units (DSUs)(b)	Restricted Shares(b)	Long-Term Incentive Plans(c)			Pension Value	All Other Compensation(f)	Total Annual Compensation
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)
Connor Teskey Chief Executive Officer of the Service Provider	2021 2020	756,690 756,690	1,536,216 756,690	— —	— —	— —	6,465,120 3,485,000	— 697,000	— —	64,304 54,320	8,822,330 5,749,700
	2019	756,690	343,950	—	—	2,320,812	3,800,000	3,506,479	—	26,839	10,754,770
Wyatt Hartley Chief Financial Officer of the Service Provider	2021 2020	379,003 339,108	379,003 339,108	— —	— 797,900	— —	— —	985,123 686,545	— —	30,116 22,076	1,773,244 2,184,736
	2019	263,307	263,307	—	—	—	—	196,435	—	18,731	741,780
Ruth Kent Chief Operating Officer of the Service Provider	2021 2020	431,722 390,324	431,722 390,324	— —	— —	215,059 —	— —	541,842 71,791	—	84,021 20,031	1,704,366 963,771
									91,301
	2019	337,098	337,098	—	—	—	—	45,082	222,855	21,021	963,154
Jennifer Mazin General Counsel of the Service Provider	2021 2020	434,856 426,877	434,856 426,877	— —	— —	278,312 —	— —	434,894 278,826	— —	30,104 26,025	1,613,022 1,158,604
	2019	418,898	125,669	—	293,228	—	—	297,642	—	25,879	1,161,316
F. Mitchell Davidson Chief Executive Officer, U.S. Operations	2021 2020	625,000 600,000	625,000 600,000	— —	— —	411,142 —	— —	507,577 137,309	— —	42,119 41,047	2,210,838 1,378,356
	2019	600,000	600,000	—	—	—	—	107,822	—	19,802	1,327,624

(a)

On June 28, 2021, Brookfield Asset Management established Brookfield Asset Management Reinsurance Partners Ltd. (“BAMR”) and paid a special dividend valued at $0.34 for every one BAM Class A Share held. In recognition of the resultant decrease in the intrinsic value of options issued under the MSOP, the Brookfield Asset Management board approved a discretionary cash bonus based on the value of the dividend. The bonus was paid at the time of the transaction for vested options and will be fully paid by December 1, 2023. Participants in the Escrowed Stock Plan were awarded a special dividend in the form of class A exchangeable limited voting shares (“Exchangeable Class A Shares”) of BAMR. The following table shows the number of Exchangeable Class A Shares awarded, as well as the amount of cash bonuses or DSUs in lieu of cash bonuses awarded, and the total value of the awards.

Name	Exchangeable Class A Shares (#)	Cash ($)	DSUs (#)	Total Value ($)
Connor Teskey	8,620	—	8,292	874,083
Wyatt Hartley	—	83,087	—	83,037
Ruth Kent	—	16,634	—	16,634
Jennifer Mazin	—	76,844	—	76,844
F. Mitchell Davidson	—	23,298	—	23,298

(b)	Some of the NEOs have elected to reinvest a portion of their Cash Bonus in Brookfield in the form of share-based awards (DSUs or Restricted Shares).
(c)	The amounts for 2021 include advance payments made to Ms. Kent, Ms. Mazin and Mr. Davidson under the carried interest plans for Brookfield Infrastructure Fund II.

(d)

The amounts for 2021 reflect the annual grants of Escrowed Shares for Mr. Teskey. The value awarded under the Escrowed Stock Plan for annual grants is determined by the board of directors of Brookfield Asset Management and considers the stock market price of the BAM Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 24.81%, a risk free rate of 1.92% and a dividend yield of 1.36%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting and mandatory hold period.

(e)

The amounts for 2021 reflect annual grants of options and of carried interest in a Brookfield fund managed plan to our NEOs awarded on February 18, 2022. The value awarded under the MSOP for annual grants is determined by the board of directors of Brookfield Asset Management and considers the stock market price of the BAM Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 24.81%, a risk free rate of 1.92% and a dividend yield of 1.36%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting and mandatory hold period. The amounts for Mr. Teskey, Ms. Kent, Ms. Mazin, and Mr. Davidson also include values of carried interests awarded to Mr. Teskey in 2019, Ms. Mazin in 2019, 2020, and 2021, and Ms. Kent and Mr. Davidson in 2021, which were calculated based on an equivalent number of options using the discounted Black Scholes methodology relative to the option grants on December 13, 2019, February 22, 2021, and February 18, 2022.

(f)	These amounts for 2021 include annual retirement savings contributions and participation in a group benefits program.

Incentive Plan Awards - Outstanding Option-Based Awards and Share-Based Awards

The following table shows the options, Restricted Shares, Escrowed Shares and DSUs outstanding as at December 31, 2021. These values do not include awards made to the NEOs in 2022 in respect of 2021.

Option-Based Awards and Share-Based Awards as at December 31, 2021

			Share-Based Awards
	Option Awards Vested and Unvested		Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)
	Number of Securities Underlying Unexercised Options	Market Value of Unexercised Options(a)	Number of Unvested RS	Market Value of Unvested RS(b)	Market Value of Vested RS(b)	Number of Unvested ES	Market Value of Unvested ES (c)	Market Value of Vested ES(c)	Number of Unvested DSUs	Market Value of Unvested DSUs(d)	Market Value of Vested DSUs(d)
	(#)	($)	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)
Connor Teskey	1,260,380	28,940,545	—	—	—	1,250,000	26,937,150	—	3,720	224,613	278,322
Wyatt Hartley	211,825	4,899,941	9,155	553,393	—	—	—	—	—	—	—
Ruth Kent	48,924	1,292,917	—	—	—	—	—	—	—	—	—
Jennifer Mazin	226,012	7,333,802	1,549	93,612	1,080,286	—	—	—	—	—	156,743
F. Mitchell Davidson	68,524	1,536,360	—	—	—	—	—	—	—	—	—

(a)

The market value of the options is the amount by which the value of the BAM Class A Shares at the date shown exceeded the exercise price of the options. All values are calculated using the closing price of a BAM Class A Share on December 31, 2021 on the TSX and on the NYSE, as applicable. The closing price of a BAM Class A Share on the TSX on December 31, 2021 was U.S.$60.45 (C$76.39 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = U.S.$0.7913) and U.S.$60.38 on the NYSE, as applicable.

(b)

The market value is calculated as the number of Restricted Shares multiplied by the closing price of a BAM Class A Share on December 31, 2021. The closing price of a BAM Class A Share on the TSX on December 31, 2021 was U.S.$60.45 (C$76.39 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00= U.S.$0.7913) and on the NYSE on December 31, 2021 was U.S.$60.38. The TSX or NYSE closing price on December 31, 2021 is used according to the currency in which the Restricted Shares were originally awarded.

(c)	The value of the Escrowed Shares is equal to the value of the BAM Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.

(d)

The market value is calculated as the number of vested DSUs multiplied by the closing price of a BAM Class A Share on December 31, 2021. The closing price of a BAM Class A Share on the TSX on December 31, 2021 was U.S.$60.45 (C$76.39 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = U.S.$0.7913) and on the NYSE on December 31, 2021 was U.S.$60.38. The TSX or NYSE closing price on December 31, 2021 is used according to the currency in which the DSUs were originally awarded.

Incentive Plan Awards—Outstanding Option-Based Awards and Restricted Share Units

The following table shows the details of each option outstanding as at December 31, 2021. These values do not include awards made to the NEOs in 2022, in respect of 2021.

Outstanding Option-Based Awards and Restricted Share Units as at December 31, 2021

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options (a) ($)
Connor Teskey	1,968	16.809	February 25, 2023	85,748
	2,250	17.8445	February 24, 2024	95,705
	2,250	24.2162	February 23, 2025	81,369
	11,250	24.2162	February 23, 2025	406,843
	2,775	22.50	November 22, 2025	105,117
	7,500	20.3906	February 22, 2026	299,291
	1,200	20.3906	February 22, 2026	47,987
	45,000	24.5881	February 16, 2027	1,610,636
	13,500	24.5881	February 16, 2027	483,191
	10,350	26.9262	February 25, 2028	346,247
	150,000	26.9262	February 25, 2028	5,018,070
	306,862	29.4832	February 25, 2029	9,481,054
	605,475	45.2129	February 24, 2030	9,183,300
	100,000	43.4264	February 21, 2031	1,695,360
	1,260,380			28,940,545
Wyatt Hartley	22,800	24.5881	February 16, 2027	816,055
	24,150	26.9262	February 25, 2028	807,909
	27,450	29.4832	February 25, 2029	848,117
	25,500	38.6423	December 13, 2029	554,311
	13,425	45.2129	February 24, 2030	203,618
	98,500	43.4264	February 21, 2031	1,669,930
	211,825			4,899,941
Ruth Kent	20,700	26.9262	February 25, 2028	692,494
	9,787	29.4832	February 25, 2029	302,387
	8,137	45.2129	February 24, 2030	123,415
	10,300	43.4264	February 21, 2031	174,622
	48,924			1,292,917
Jennifer Mazin	6,825	20.3906	February 22, 2026	272,928
	79,500	24.5881	February 16, 2027	2,845,456
	51,750	26.9262	February 25, 2028	1,731,234
	37,500	26.9262	February 25, 2028	1,254,518
	21,525	29.4832	February 25, 2029	665,054
	15,562	38.6423	December 13, 2029	338,282
	13,350	43.4264	February 21, 2031	226,331
	226,012			7,333,802
F. Mitchell Davidson	29,362	29.4832	February 25, 2029	907,192
	19,462	45.2129	February 24, 2030	295,182
	19,700	43.4264	February 21, 2031	333,986
	68,524			1,536,360

(a)

The market value of the options is the amount by which the value of the BAM Class A Shares at the date shown exceeded the exercise price of the options. All values are calculated using the closing price of a BAM Class A Share on December 31, 2021 on the TSX and on the NYSE, as applicable. The closing price of a BAM Class A Share on the TSX on December 31, 2021 was U.S.$60.45 (C$76.39, converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = U.S.$0.7913) and U.S.$60.38 on the NYSE.

Incentive Plan Awards—Value Vested or Earned During the Year

The following table shows the value of all options, share-based awards, and non-equity plan compensation which vested during 2021.

	Value Vested During 2021 (a)				Non-equity incentive plan compensation – Value earned during the year
	Options (b)	DSUs (c)	Restricted Shares (d)	Escrowed Shares
Named Executive Officer	($)	($)	($)	($)	($)
Connor Teskey	1,452,091	244,846	—	—	1,536,216
Wyatt Hartley	318,446	—	—	—	379,003
Ruth Kent	79,299	—	—	—	431,722
Jennifer Mazin	971,339	876	29,964	—	434,856
F. Mitchell Davidson	71,162	—	—	—	625,000

(a)

All values are calculated using the closing price of a BAM Class A Share on the vesting date on the TSX and on the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2021 of C$1.00 = U.S.$0.7979.

(b)	Values represent the amount by which the value of BAM Class A Shares exceeded the exercise price on the day the options vested.
(c)	Values in this column represent the value of DSUs vested in 2021.
(d)	Values in this column represent the value of Restricted Shares vested in 2021, including Restricted Shares awarded on February 22, 2021 in lieu of the Cash Bonus related to performance in 2020.

Pension and Retirement Benefits

With the exception of Ruth Kent, BEP’s NEOs do not participate in a registered defined benefit plan or any other post-retirement supplementary compensation plans. Ruth Kent participates in a defined benefit pension plan sponsored by Brookfield Renewable Ireland Holdings Limited. The defined benefit pension plan provides employees, upon their normal retirement age of 65 years (or at any age between 60 and 65), a gratuity at the point of retirement and a pension payable for the retiree’s life. Pensionable remuneration is salary at the date of retirement (averaged over three years if there is a change in grade) plus pensionable allowances averaged over any three consecutive years of the last ten years. An additional amount of gratuity and pension is also provided from the plan reflecting the excess of Brookfield salary growth over the statutory revaluation applicable on an employee’s retained entitlements under the Bord Gáis Eireann (“BGE”) Superannuation scheme earned prior to joining Brookfield. Ms. Kent has participated in the defined benefit pension plan since July 1, 2014 and ceased accruing benefits under the plan effective December 31, 2020 with the closure of the pension scheme to future accrual at that date. She had 6.42 years of prior service in the BGE scheme when she was hired in Brookfield Renewable as part of the acquisition of the BGE wind energy business.

Mr. Teskey participates in the Brookfield Group Personal Pension Plan. He also participates in the Brookfield Pension Cash Allowance Scheme in place within Brookfield in the U.K. Under these combined schemes, participating employees contribute 1.5% of base salary to the pension scheme on a salary exchange basis. Participating employees also receive an employer pension contribution of 7.5% of base salary, converted and paid as a pension cash allowance.

The NEOs based in Canada receive an annual contribution from Brookfield to their registered retirement savings plans equal to 6% of their base salary, subject to an annual RRSP contribution limit established by the Canada Revenue Agency.

Mr. Davidson participates in a 401(k) savings plan. Through the 401(k)-company matching contribution program, participants will receive an amount equal to two times their contributions, up to a maximum of 2.5% of their eligible pay, subject to limits set by the Internal Revenue Service.

The following table provides information on Ruth Kent’s participation in the defined benefit pension plan.

		Annual benefits payable
	Number of years credited service as at December 31, 2021	At December 31, 2021	At age 62.5	Opening present value of defined benefit obligation as at December 31, 2020	Compensatory change	Non-compensatory change	Closing present value of defined benefit obligation as at December 31, 2021
Name	(#)	($)	($)	($)	($)	($)	($)
Ruth Kent	6.5	Pension: 49,540 One-time gratuity: 156,573	Pension: 49,540 One-time gratuity: 156,573	106,108	—	-30,038	1,023,492

Note: Amounts have been converted to U.S. dollars at the average Bloomberg mid-market exchange rate for 2021 of EUR1.00 = U.S.$1.1828.

Key Assumptions:
Discount Rate:	1.65% per annum as of December 31, 2021, and 1.40% per annum as of December 31, 2020.

Pension Increases:	0% per annum as of December 31, 2021 and December 31, 2020.

Mortality Table:	Standard actuarial assumptions regarding expected average mortality rates within specific segments of the general population.

Normal Retirement Age:	62.5

Termination and Change of Control Benefits

There are no employment contracts between the NEOs and Brookfield Renewable. None of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with Brookfield Renewable.

While the NEOs participate in Brookfield Asset Management’s long-term incentive plans, Brookfield Renewable does not reimburse the Service Provider for such participation and has no obligations under these plans to the NEOs in the event of a change of control or a termination of their employment.

Appendix A – Use of Certain Defined Terms

Unless otherwise specified in this Statement of Executive Compensation, when used herein the terms “we”, “us” and “our” refer to BEP, BRELP, the Holding Entities and the Operating Entities, each as defined below, individually or collectively, as applicable. All references to “$” and “U.S.$” are to U.S. dollars. Canadian dollars are identified as “C$”.

“Adjusted EBITDA” means revenues less direct costs (including energy marketing costs) and other income, before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Our company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income. Refer to “Cautionary Statement Regarding the Use of Non-IFRS Measures” in our Annual Report.

“Annual Report” means the annual report of BEP filed on Form 20-F for the year ended December 31, 2021, as may be amended from time to time.

“BAM Class A Shares” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation.

“BAM Compensation Committee” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation.

“BAMR” has the meaning given to it in the section titled “Summary of Compensation” of this Statement of Executive Compensation.

“BEP” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“BEPC” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“BGE” has the meaning given to it in the section titled “Pension and Retirement Benefits” of this Statement of Executive Compensation.

“BRELP” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“Brookfield” means Brookfield Asset Management and any subsidiary of Brookfield Asset Management, other than entities within Brookfield Renewable.

“Brookfield Asset Management” means Brookfield Asset Management Inc.

“Brookfield Renewable” means BEP and its controlled entities, including BRELP, the Holding Entities, BEPC and the Operating Entities, taken together, or any one or more of them, as the context requires.

“Cash Bonus” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation.

“DSU” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“DSU Allotment Price” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“DSUP” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation

“Escrowed Company” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Escrowed Shares” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Escrowed Stock Plan” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Exchangeable Class A Shares” has the meaning given to it in the section titled “Summary of Compensation” of this Statement of Executive Compensation.

“exchangeable shares” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Funds From Operations” means Adjusted EBITDA less interest, current income taxes, management service costs and distributions to preferred shareholders, preferred unitholders, and perpetual subordinated noteholders, before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Refer to “Cautionary Statement Regarding the Use of Non-IFRS Measures” in our Annual Report.

“Holding Entities” means BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and any other direct wholly-owned subsidiary of BRELP created or acquired after the date of BRELP’s limited partnership agreement.

“Legacy TERP RSUs” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“LP Units” means the non-voting limited partnership units in the capital of BEP, other than the Preferred Units, including any LP Units issued pursuant to the Redemption-Exchange Mechanism.

“Managing General Partner” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“Master Services Agreement” means the third amended and restated master services agreement, dated May 11, 2020, as amended from time to time, among Brookfield Asset Management, BEP, BRELP, the Holding Entities, BEPC, the Service Provider and others.

“MSOP” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“MW” means megawatt.

“Named Executive Officers” or “NEOs” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“NYSE” means the New York Stock Exchange.

“Operating Entities” means the subsidiaries of the Holding Entities which, from time to time, directly or indirectly hold, or may in the future hold, assets or operations, including any assets or operations held through joint ventures, partnerships and consortium arrangements.

“Participants” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Polenergia” has the meaning given to it in the section titled “Key Accomplishments” of this Statement of Executive Compensation.

“Preferred Units” means the preferred limited partnership units in the capital of BEP.

“Redemption-Exchange Mechanism” means the mechanism by which Brookfield may request redemption of its limited partnership interests in BRELP in whole or in part in exchange for cash, subject to the right of Brookfield Renewable to acquire such interests (in lieu of such redemption) in exchange for LP Units.

“Restricted Shares” or “RS” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Restricted Stock Plan” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Service Provider” means BRP Energy Group L.P., Brookfield Renewable Energy Group (Bermuda) Limited, Brookfield Global Renewable Energy Advisor Limited, Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield Private Capital (DIFC) Limited, Brookfield Canada Renewable Manager LP, Brookfield Renewable Energy Group LLC and includes any other affiliate of such entities that provides services to Brookfield Renewable pursuant to our Master Services Agreement or any other service agreement or arrangement.

“Statement of Executive Compensation” means this statement of executive compensation for the year ended December 31, 2021.

“TERP RSUs” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“TERP Shares” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“TERP Transaction” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“TerraForm Plan” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“TerraForm Power” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“TSX” means the Toronto Stock Exchange.